Mail Stop 4561

June 8, 2007

Mr. R. Jerry Giles
Senior Vice President and Chief Financial Officer
Community Financial Corporation
38 North Central Avenue
Staunton, VA 24401

> **Re:** **Community Financial Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2006**
> **Filed June 26, 2006**
> **File No. 0-18265**

Dear Mr. Giles:

We have reviewed your response dated May 25, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended March 31, 2006

Consolidated Financial Statements

Note 2 – Securities, page 60

1. We note your response to our comment letter dated February 16, 2007. In future filings, beginning with your March 31, 2007 Form 10-K, please disclose the timing of the dividend resets and your expectation regarding the fair value of the Freddie Mac preferred series L investment when the dividend rate resets. Clearly disclose that you have the intent and ability to hold equity securities in an unrealized loss position until recovery of fair value. Please provide us with your proposed future disclosure.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief